                                  Commission File No. 0-29106


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 1997


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the third quarterly report of Knightsbridge Tankers Limited (the "Company"), dated
October 27, 1997. Such report contains certain unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 1997.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.


































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                                  Stockholm, October 27, 1997



To the Shareholders of Knightsbridge Tankers Limited:

This is our third quarterly report since our initial public offering, which closed on February 12, 1997. Enclosed is selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 1997.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any additional charter hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel received October 2, 1997, the spot market related rate, after inclusion of the component for operating expenses, totaled $39,374 per day for the period July 1 through September 30, 1997. (The corresponding spot market related rate for the previous period, from April 1 through June 30, 1997, was determined to be $27,972.)

Accordingly, on October 15, 1997, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate in the aggregate amount of $10,151,740 and additional hire in the aggregate amount of $3,130,300 for the period July 1 through September 30, 1997.

On October 15, 1997, the Board of Directors of the Company declared a distribution to shareholders of record as of October 27, 1997, payable on or about November 13, 1997, in the amount of $0.64 per share for the period July 1 through September 30, 1997. (For the previous periods, February 12 through March 31, 1997 and April 1 through June 30, 1997, the board declared a distribution of $0.17 and of $0.45 per share, respectively.) The interim distribution to shareholders, which consists of dividend and return of capital, will be allocated among retained earnings and paid in additional capital by the end of the fiscal year.




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The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 1998, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis.

Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the year ending
December 31, 1997, and not for any shorter period.

We are pleased to answer any inquiries that shareholders may have. Our investor relations contact is: Karl Molander,
Tel: Int + 46-8-613 30 30, fax: Int + 46-8-613 99 09. The Nasdaq
National Market symbol for the Company's Common Shares is
"VLCCF".


Very truly yours,

/s/ Ola Lorentzon
_______________________
Ola Lorentzon
Vice Chairman and
Chief Executive Officer
























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

             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February, 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "Hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. Under the charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day. In addition, for the first three years of the charters, Shell International pays "Supplemental Hire" as described below.


Results of Operations - First Half 1997

Revenues

The Company's revenues consist of charter hire of approximately
$26.9 million for the period commencing February 27, 1997 and ending September 30, 1997.

Operating Expenses

The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd, an indirect wholly-owned subsidiary of ICB (the "Manager"), (ii) depreciation of the vessels and (iii) payments of insurance premiums for directors' and officers' liability insurance. There can be no assurance, however, that the Company will not have



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

other expenses or contingent liabilities for which reserves will be required.

Liquidity and Capital Resources

Total shareholders equity of the Company at September 30, 1997 was approximately $318 million compared to $12,000 at September 18, 1996. The increase was due to (i) proceeds from the issuance of the Company's common shares in its offerings to the public and to ICB International Limited after deduction of underwriting discounts and commission of $18.9 million and payment of a commencement fee to the Manager in the amount of $3.15 million, and (ii) net income of the Company for the period from February 12 through Septembere 30, 1997 in the amount of $11,074,078 less
(iii) distributions to the shareholder for the first two quarters in the aggregate amount of $10,602,000.

The Company's long-term debt as of September 30 consists of the principal amounts borrowed under its credit facility in the aggregate amount of $142.2 million. Of this amount, $16.8 million represents the Amortizing Loan and is payable in 10 equal quarterly installments ending on January 15, 2000. Supplemental Hire payable by Shell International is equal to amounts payable by the Company on account of the Amortizing Loan. The balance of the credit facility matures seven years and six months from February 27, 1997. Interest on this balance is payable quarterly in arrears.

Interest income and expense

Interest income of $729,376 was earned during the period. In addition the Company received interest income of $704,566 on the principal balance of the receivable note from Shell Inter-national.

The Company's borrowings under its credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the credit facility has effectively been fixed at 7.05%, which resulted in interest expenses of $6,227,985 for the period.

Currency Exchange Rates

The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United
States Dollar.

Accordingly, the company's operating results, following expiration or termination of the charters with Shell



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International, are not expected to be significantly affected by movements in currency exchange rates.



















































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

CONSOLIDATED INCOME STATEMENT INFORMATION (UNAUDITED)

                                    September 18, 1996-          July 1, 1997-
                                     September 30, 1997    September 30, 1997

Charter hire revenue                         26,899,301           13,282,041

Operating expenses:
Depreciation of vessels under
capital leases                              -10,533,311           -4,435,883
Management fee                                 -442,808             -187,500
Administration expenses                         -55,061              -22,869
                                             ----------            ---------

Operating income                             15,868,121            8,635,789


Interest income                               1,433,942              311,493
Interest expense and other financial costs   -6,227,985           -2,631,742
                                             ----------           ----------
Net income                                   11,074,078            6,315,540
































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

CONSOLIDATED BALANCE SHEET

ASSETS                               September 30, 1997   September 18, 1996
                                            (Unaudited)
Current assets

Cash                                            398,817               12,000
Current installments of note receivable       6,726,150                    -
Charter hire receivable                      13,516,173                    -
Prepaid expenses                                 36,500                    -
                                             ----------               ------
Total current assets                         20,677,640               12,000


Notes receivable                             10,089,227                    -
Vessels under capital lease                 429,288,234                    -
Capitalized financing fees and expenses       2,379,942                    -
                                             ----------                -----
TOTAL ASSETS                                462,435,043               12,000
                                          =============          ===========


LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities

Accrued expenses and other current
liabilities                                   2,525,238                    -
Current installments of credit facility       6,726,151                    -
                                              ---------                -----
Total current liabilities                     9,251,389                    -

Credit facility                             135,486,626                    -


Shareholders' equity

Common stock, par value 0.01 per share:
Authorised and outstanding 17,100,000           171,000               12,000
Paid in additional capital                  317,053,950                    -
Retained earnings                            11,074,078                    -
Distribution to shareholders                -10,602,000                    -
                                           ------------               ------

Total shareholder's equity                  317,697,028               12,000

TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY                        462,435,043               12,000
                                            ===========           ==========




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

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                    September 18, 1996-        July 1, 1997-
Operating activities                 September 30, 1997   September 30, 1997

Net income                                   11,074,078            6,315,540
Depreciation                                 10,533,311            4,435,883
Amortisation of capitalised fees
and expenses                                    220,864               92,884

Changes in operating assets and liabilities:

Receivables                                 -20,278,823           -3,198,033
Accrued expenses and other
current liabilities                           9,251,389              -52,128
                                             ----------            ---------

Net cash provided by operating activities    10,800,819            7,698,402

Investing activities

Notes receivable from Shell International   -16,815,377                    -
Purchase of vessels under capital lease    -439,821,548
                                           ------------              -------

Net cash used in investing activities      -456,636,925                    -


Financing activities

Loan proceeds                               139,611,973                    -
Net proceeds from share offerings           317,224,950                    -
Redemption of original share capital            -12,000                    -
Distribution to shareholders                -10,602,000           -7,695,000
                                            -----------           ----------

Net cash provided by financing activities   446,222,923           -7,695,000


Net increase/decrease in cash and
cash equivalents                                386,817                3,402
Cash and cash equivalents at beginning
of period                                        12,000              395,415
                                                -------              -------

Cash and cash equivalents at end of period      398,817              398,817
                                                =======              =======






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

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
SEPTEMBER 30, 1997 (UNAUDITED)

                          Additional               Distribution
                  Share      paid in    Retained             to
                Capital      Capital    earnings   Shareholders         Total

Original
issue
Sept 18, 1997    12,000           -            -              -        12,000

Net proceeds
from share
issuance        171,000  317,053,950           -              -   317,224,950

Original
share
redemption      -12,000            -           -              -       -12,000

Net income            -            -  11,074,078              -    11,074,078

Distribution
to the
Shareholders          -            -           -    -10,602,000   -10,602,000
______________________________________________________________________________

Balance at
September 30,
  1997          171,000  317,053,950  11,074,078    -10,602,000   317,697,028
























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                         SIGNATURES


         Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: November 4, 1997      By:  /s/ Ola Lorentzon
                             ______________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer



































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01655001.FT7